Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-193624

Supplementing the Preliminary Prospectus dated January 29, 2014

January 29, 2014

FLUIDIGM CORPORATION

This free writing prospectus relates only to the convertible senior notes of Fluidigm Corporation offered pursuant to the preliminary prospectus supplement dated as of January 29, 2014 and the accompanying prospectus (the “Preliminary Prospectus”) and included in the Registration Statement on Form S-3 (File No. 333-193624) (“Registration Statement”). Before you invest, you should read the prospectus and other documents that Fluidigm has filed with the Securities and Exchange Commission (“SEC”) for more complete information about Fluidigm. Information about how you can obtain these documents is provided at the end of this free writing prospectus.

Investor Materials

This issuer free writing prospectus includes a transcript of a presentation delivered by Fluidigm management, which is attached as Annex A below and is incorporated by reference herein, and a related power point slide presentation, which is attached as Annex B below and is incorporated by reference herein. With respect to the transcript of the presentation, Fluidigm wishes to clarify certain statements regarding DVS consumables pull through. For the quarters beginning January 2012 through the end of the third quarter of 2013, annualized CyTOF consumables pull-through per system ranged from approximately $50,000 to approximately $70,000.

Forward-Looking Statements

In order to provide Fluidigm’s investors with an understanding of its current intentions and future prospects, this free writing prospectus may contain statements that are forward-looking including statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the proposed offering of its convertible senior notes, the intended use of proceeds of the notes offering, Fluidigm’s proposed acquisition of DVS Sciences, Inc., or DVS, the expected timing of the acquisition of DVS, the prospects for the combined company, the market opportunity for Fluidigm and DVS products, Fluidigm’s expectations for the development of the single-cell genomics market and introduction of new products in such market and the future growth of the combined company’s business.

Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Although we believe that we have a reasonable basis for each forward-looking statement contained in this free writing prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. Such differences could be material. The sections of the preliminary prospectus captioned “Risk Factors,” as well as other disclosures included or incorporated by reference in such prospectus, discuss some of the factors that could contribute to these differences.

Although we believe that the forward-looking statements contained herein and in the documents incorporated by reference are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. We do not undertake any obligation to publicly update our forward-looking statements based on events or circumstances after the date hereof, except as required by law.

Fluidigm has filed a registration statement (including a prospectus), Registration No. 333-193624, and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents Fluidigm has filed with the SEC for more complete information about Fluidigm and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Fluidigm and any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Piper Jaffray & Co., via telephone: (800) 747-3924; or standard mail at 800 Nicollet Mall, Suite 800, Minneapolis, MN 55402.

Annex A

Fluidigm Corporation Conference Call to Discuss its

Definitive Agreement to acquire DVS Sciences, Inc.,

January 29, 2014

Presenting for Fluidigm:

Gajus Worthington, President and CEO

Vikram Jog, Chief Financial Officer

Fred Walder, Chief Operating Officer.

THE OPERATOR: Good day, ladies and gentlemen, and welcome to the Fluidigm acquiring DVS Sciences conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session, and instructions will follow at that time. If anyone should require any assistance in the call, please press star and then zero on your touch-tone telephone. As a reminder, today’s call is being recorded.

I would now like to turn the conference over to your host, Un Kwon-Casado. Ma’am, you may begin.

MS. KWON-CASADO: Good morning and thank you for joining us on this call today to discuss our proposed acquisition of DVS Sciences.

As a reminder, there’s a live webcast of our conference available on the investor’s section of our Web site. Today’s webcast will also be recorded and archived on our Web site for future use.

Presenting for Fluidigm today will be Gajus Worthington, our President and CEO, Vikram Jog, Fluidigm’s Chief Financial Officer, and Fred Walder, Fluidigm’s Chief Operating Officer.

Before we begin, I need to provide the following Safe Harbor language regarding forward-looking statements.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform

Act of 1995, including, among others, statements relating to expected timing of the acquisition of DVS Sciences, the prospects for the combined company, the market opportunity for our and DVS Sciences products, our expectations for the development of the single-cell genomics market and introduction of new products in such market and the future growth of our business. Forward-looking statements involve substantial risks and uncertainties that may cause actual events or results to differ materially from currently anticipated events or results, such as inherent uncertainties about the development of target markets. Risks relating to our business, the DVS acquisition and Fluidigm’s proposed offering of convertible notes are contained in our most recent Form 10-Q, the Registration Form S-3ASR and the prospectus supplement related to the notes offering filed with the SEC. You should review these risk factors.

You are cautioned that forward-looking statements are not guarantees of future performance. The forward-looking statements included in this presentation are made only as of the date of this presentation and except as required by law we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Now, with that, I would like to introduce Gajus Worthington, Fluidigm’s President and CEO.

MR. WORTHINGTON: Thank you, Un.

Good morning, everyone. Thank you for joining us on our call today. We are extremely pleased to announce that we have entered into a definitive agreement to acquire DVS Sciences, an emerging company that features disruptive technology enabling multi-parameter single-cell protein analysis.

We will be paying a total consideration of $207.5 million consisting of $125 million of cash and $82.5 million in Fluidigm common stock, which represent about 60% and 40% of the purchase price, respectively. Fluidigm has announced a proposed offering of Convertible Senior Notes to finance the cash portion of the purchase price. Piper Jaffray & Co. is acting as the sole book-running manager for the offering.

Single-cell analysis is a rapidly-growing field that we believe has the potential to revolutionize basic discovery in biology and lead to new and better ways to diagnose and treat disease.

Conventional approaches to genomics and proteomics ignore the differences between cells and instead average signals across many hundreds or thousands of cells. As a result, the distinct characteristics of individuals or sub-populations are lost. And as we have seen from over one hundred publications based on experiments conducted on Fluidigm’s platforms, these differences are key to understanding the underlying biology. Consequently, we believe single-cell analysis will ultimately be pervasive across biological research.

The combination of Fluidigm’s single-cell genomics technologies and DVS’s single-cell multi-parameter protein analysis capabilities will create a single-cell technology powerhouse across genomics and proteomics. This transaction marks our transformation from a single-cell genomics to a single-cell biology company.

The key strategic rationale for this merger is as follows. First, it is directly aligned with our single-cell focus and enhances our leadership position in the single-cell analysis field by allowing Fluidigm to now address both single-cell genomics and proteomics. Second, the transaction will significantly increase Fluidigm’s single-cell analysis revenue and addressable market opportunity to include the estimated $300 million high-end research flow cytometry segment. Finally, due to overlap in target applications and customers, Fluidigm’s commercial reach will expand awareness of and access to DVS Sciences’ technology.

DVS Sciences’ mass cytometry technology enables multi-parameter single-cell protein analysis. DVS uses a completely novel technological approach to expand the number of protein markers analyzed per single cell by 2x versus conventional flow cytometry today.

DVS Sciences’ business model is similar to Fluidigm and other life science tools companies selling high-end capital equipment and consumables. Its flagship instrument is called the CyTOF2 Mass Cytometer and lists for $630K. They offer a portfolio of consumables including reagents, antibodies, and panels that are utilized per experiment, and provide a recurring, annualized revenue stream per installed instrument. The annualized consumables-pull through per system per quarter has historically ranged from approximately $50K to $70K since the beginning of 2012 until the third quarter of 2013. Rounding out DVS’ product portfolio are sophisticated data analysis and software tools to process the multi-parameter data generated by its technology.

The global research flow cyomtery market was $1.5 billion in 2013 growing at 10% per year. Within this overall market, DVS addresses an estimated $300 million high-end segment. This market opportunity significantly expands Fluidigm’s addressable market, and allows us to more directly participate in the cell biology market. Similar to the trend we’ve observed in the single-cell genomics market, we believe there is growing scientific interest and demand towards having more informational content (in this case protein markers) per individual cell.

This segment is currently serviced by optical-based flow cytometry technology. These technologies are characterized as very high throughput, but are hampered by the ability to handle only a limited set of protein markers at a time.

The key limitation of traditional optical-based flow cytometry is that it uses fluorophores to label antibodies for detection. These fluorophores have an emission structure that spectroscopically overlaps, making it very challenging to optimize reagents to analyze a lot of protein markers at once. The maximum number of protein markers for traditional flow cytometry is about 18, with significant reagent optimization required to achieve that level of performance.

DVS Sciences began in 2004 to develop and commercialize mass cytometry technology. Similar to flow cytometry, mass cytometry is based primarily on antibodies for detection of proteins either on the cell surface or inside the cell. Unlike traditional flow cytometry, DVS uses a completely different technological approach, labeling antibodies with metals and detecting them with mass spectrometry technology. This dramatically expands the number of parameters that can be analyzed per single cell. DVS’s approach offers much better resolution and cleaner signals — discreet signals instead of spectrum signals — that you would get from fluorophores.

Why is this important? With the ability to analyze more protein markers per individual cell, researchers have more granular information, which allows them to identify and characterize even finer subpopulations of cells.

Furthermore, with more protein markers per individual cell, researchers are able to conduct experiments they cannot do today. With traditional flow cytometery, due to the limited number of markers available, researchers typically only measure single-cell phenotypic information, that is, characterization of the cells based on the cell surface. Functional information, what key events or cell signaling pathways are activated in these cells, is then typically analyzed at a bulk or population level. By expanding the number of parameters that can be measured simultaneously, the CyTOF2 system allows measurement of both phenotype and function simultaneously, and all at single cell resolution.

After its combination Fluidigm will enable single-cell biology with a broader and more complete single-cell portfolio –- including both proteomics and genomics — that will strengthen the company’s leadership position in this key emerging field of life science research.

DVS Sciences’ technology is highly complementary to Fluidigm’s single-cell genomics portfolio. Fluidigm has focused on enabling high-content genomic analysis of individual cells. Today, our application breadth includes single-cell targeted gene expression, mRNA sequencing, microRNA analysis, and DNA sequencing. Our organic strategy has always been to seek to expand the types of analytic techniques available on our systems, such as into epigenetics and protein detection. Now, with DVS, we can offer higher throughput and single-cell protein analysis.

With that, I’d like to turn over the call to our Chief Operating Officer Fred Walder to provide an overview of DVS Sciences’ operations and integration plans.

MR. WALDER: Thanks Gajus.

At the end of 2013, DVS Sciences had a total of 84 employees, primarily located at two facilities: one in Toronto, Canada that consists primarily of research and development and instrument manufacturing operations; and another in Sunnyvale, California, that houses its reagent manufacturing and customer demonstration sites.

We expect to leverage Fluidigm’s global commercial infrastructure to expand awareness of and access to the CyTOF technology. At the end of 2013, Fluidigm had a total headcount of 67 in sales and support worldwide. In addition, Fluidigm has made investments in commercial subsidiaries internationally and has direct employees in regions that DVS does not. We intend to utilize Fluidigm’s legal and financial structures in these regions to accelerate the build-out of DVS’s commercial operations. While we expect to consolidate certain sales management, marketing and back-office functions, we also plan to maintain and, in fact, heavily invest in building specialized sales and support functions for the CyTOF platform.

From a broader perspective, we greatly look forward to having members of the DVS team join our senior leadership and participate in planning and innovation to help accelerate the consolidated Fluidigm single-cell biology initiatives. We’re establishing an executive technology and scientific steering team comprised of members from both legacy organizations as well as select key opinion leaders from the scientific community to help identify areas for scientific synergy.

I’d now like to hand the call over to Vikram Jog, Fluidigm’s Chief Financial Officer, who will review the financial highlights of the transaction.

MR. JOG: Thanks, Fred.

DVS Sciences has experienced strong market adoption and revenue growth over the past 3 years. For the first nine months of 2013, their total revenue was $18.5 million, versus total revenue of $8.3 million in the year ago period, representing year-over-year growth of 123 percent.

At the end of 2013 the total installed base of CyTOF systems was approximately 70, more than double the installed base from the previous year-end. Similar to Fluidigm’s single-cell genomics end users, the CyTOF customer base consists primarily of leading academic research institutions and pharma/biotech enterprises. On a combined basis, Fluidigm and CyTOF installed base approached 1,000 systems at the end of 2013.

We anticipate the addition of DVS Sciences will reduce our overall consolidated product margins as DVS has historically had lower margins than Fluidigm. In the first nine months of 2013, DVS’s gross margin was 58 percent versus Fluidigm’s margin in the same period of 72 percent. On a pro forma basis, which excludes the amortization of intangibles and stock-based compensation resulting from the acquisition, the combined gross margin in the first nine months of 2013 was 68 percent. We believe there are opportunities for product gross margin expansion for the DVS business such as with more efficient supply chain management and higher capacity utilization within its reagent manufacturing operations.

Now, switching gears to guidance, we are targeting revenues from DVS Sciences of between $33 to $35 million in calendar 2014. The contribution to Fluidigm’s consolidated revenue will depend on the timing of the close of the acquisition. We are reiterating Fluidigm’s organic revenue growth guidance for the full year 2014 to be between 23 percent to 28 percent over anticipated 2013 revenue of approximately $71 million.

DVS Sciences was profitable on an operating basis in the first nine months of 2013 but we anticipate increased commercial investments and additional G&A expenses after consolidation with Fluidigm. We will provide more details on 2014 operating expense guidance after the close of the transaction, which is expected to take place in February 2014.

Concurrent with the announcement of our proposed acquisition of DVS this morning, we have announced the launch of a proposed senior convertible notes offering. Fluidigm intends to offer, subject to market conditions and other factors, senior convertible notes with an aggregate principal amount of $175 million with a 30-day option to the underwriters to purchase an additional aggregate principal amount of $26.25 million to cover over-allotments, if any.

At the close of the acquisition, and after giving effect to the completion of our proposed notes offering, and using a portion of the proceeds to fund the acquisition, our pro forma cash, cash equivalents and investment balance would have been $138.7 million as of September 30, 2013.

I will now hand the call over to Gajus for closing remarks.

MR. WORTHINGTON: Thanks, Vikram.

In conclusion, we are very excited about the strategic and technical synergies between our two organizations. The combination of Fluidigm and DVS Sciences will create a single technology powerhouse that will offer a comprehensive portfolio of advanced technologies across genomics and proteomics.

The addition of DVS Sciences significantly increases Fluidigm’s single-cell analysis revenue and expands our addressable markets to include a $300 million high-end research flow cytometry market.

Due to strong overlap in target customers, we have an opportunity to leverage our global commercial infrastructure to market, sell and support DVS’s products. Key members of Fluidigm’s executive management team have significant M&A experience and we are confident we have the team to successfully manage the integration.

We believe DVS Sciences will be a great addition to Fluidigm. Thank you.

MS. KWON-CASADO: Operator, we’ll now open up the queue for questions.

THE OPERATOR: Thank you. Ladies and gentlemen, if you wish to ask a question at this time, please press the star and the number 1 key on your touch-tone telephone. If your question has been answered, or you wish to remove yourself from the queue, please press the pound key. We ask that you please limit yourself to one question and one follow-up. For any additional questions, please re-queue.

Our first question is from Bill Quirk of Piper Jaffray, you may begin.

MR. QUIRK: Great, thanks and good morning, everybody.

IN UNISON: Good morning, Bill.

MR. QUIRK: First question from me is just on the intellectual property side here guys. Can you talk a little bit about how proprietary the DVS technology is, what sort of barriers there are from a competitive dynamic? Thanks.

MR. WORTHINGTON: So — so DVS has about 53 patents that they have both developed in-house and homegrown. And — hang on for just a second, here, Bill. Okay, sorry.

So and Fluidigm, as you probably know, historically, is quite sophisticated about intellectual property. And just as a benchmark, we have about 310 patents issued around the world. And so we’re very good at this. And there are a lot of opportunities where we see that we can add value to that.

In addition, DVS has trade secrets. It has built a strong technical team with unique first-mover expertise in this cytometry — atomic mass spectrometry segment. So we never know for sure, but we looked into the situation, and we’re confident that we both have freedom to operate and that there’s lots of opportunities to create intellectual property barriers, not just with DVS Sciences’ core technology, but also with a combination of DVS and Fluidigm’s technology.

MR. QUIRK: Got it. And then on — in terms of the DVS pipeline, there’s an article on their website that’s talking about expanding the number of distinct metal tags that you can identify. And so can you help us think a little bit about what the overall pipeline looks like? Any timing would be helpful as well. Thanks guys.

MR. WORTHINGTON: First off, there’s definitely opportunity to expand the number of proteins that you can look at per cell. For example, the CyTOF2 contains over 100 different channels that can be analyzed. Currently the number of proteins that are commercially supported is 34.

So the development of that depends on chemistries for chelating, that is, tagging the antibodies with additional metals. We haven’t released, and we probably won’t talk about the roadmap for when those things would happen. But the technology is there from a detection perspective, and also from just a periodic table’s perspective, to substantially expand the number of proteins per individual cell.

MR. QUIRK: Got it. Perfect. Thanks, guys.

MR. WORTHINGTON: Thanks, Bill.

THE OPERATOR: Thank you. Our next question is from Doug Schenkel of Cowen and Company. You may begin.

MR. SCHENKEL: Vikram, the audio quality wasn’t great on your prepared remarks, so just a clarifying question. I believe you guided us to expect $33 to $35 million in 2014 revenue contribution from DVS. Did I hear that right?

MR. JOG: Yeah, let me clarify. So that’s our estimate of calendar year 2014 revenue for DVS. Of course —

MR. SCHENKEL: Yeah.

MR. JOG: — the actual contribution to Fluidigm will depend on the date the acquisition closes.

MR. SCHENKEL: Okay, so if you look at the attachments in the 8-K, I mean, you only have nine months of revenue in there, but you know, it kind of puts you on track to — or puts them on track to generate about 30 million for the full year in ‘13. So you know, while that — keeping in mind they grew at, I think, by about a factor of three year-over-year, why are you guys projecting such a moderation in growth?

MR. JOG: Sorry, Doug. So are you referring to the — for the nine-month period, $18 million of revenue from DVS?

MR. SCHENKEL: Yeah, and then if you just extrapolate based on, you know, the pacing in ‘12, you get up, you know, close to 30. I mean, even if it was high 20s for the full year, 33 to 35 full-year, not adjusted for timing, seems pretty low.

MR. JOG: So you would — you would — I just want to clarify what you’re saying. So you’re saying, it would be $12 million, is your estimate for Q4? I mean, we can’t —

obviously, we have not disclosed Q4 results here. But it’s $18 million for the nine months, and it’s $33 to $35 million for calendar 2014.

MR. SCHENKEL: Okay. But again, the question is, why the — you’re forecasting a pretty big moderation of growth, relative to what they’ve done in the last couple of years. Is that just based on conservatism at this point, or is there something behind that?

MR. WORTHINGTON: Doug, this is Gajus, can you hear me?

MR. SCHENKEL: Um-hum.

MR. WORTHINGTON: Yeah. So first off, we definitely expect this business to grow in 2014. But we don’t expect it to grow at the pace that it’s grown historically. And there are a variety of reasons for that. One is that DVS Sciences is grown from a smaller base. And they’ve reached a point now where the next — next step is more challenging. And if you certainly look at Fluidigm’s history and you roll back, you know, you’d see when you’re going from single digit millions to double digit millions it goes fast, and then as you hit the next phase there, it moderates. That’s just a natural consequence of going from smaller numbers to — to larger numbers.

But the other thing, and you may remember this from covering Fluidigm, is that when you go from the past to the level that DVS is at now to much broader adoption, the sophistication and the investment and the commercial infrastructure is substantial, and that — that’s a — so going from where they are today to the next step is definitely more challenging, and that’s one of the reasons why you see moderation in the growth rate.

Now, Fluidigm has successfully managed that transition. We’ve gone through that, as you know, very successfully ourselves. So we’re very, very confident that we’ll be able to take the CyTOF platform through a similar transition.

MR. SCHENKEL: So let me ask the question a different way, recognizing that — the small number to big number phenomenon. Do you expect this to grow at least the same rate that Fluidigm is growing on a standalone basis?

MR. WORTHINGTON: Yeah, so if you — if you think about the forward — you know, the future, you know, we haven’t disclosed our longer-term revenue growth expectations for either CyTOF or for Fluidigm. But we definitely anticipate that’ll be consistent with Fluidigm’s organic top-line growth trajectory. And —

MR. SCHENKEL: Okay.

MR. WORTHINGTON: — we would be very pleased to continue to grow at the rate we’ve currently guided in 2014, which is 23 to 28 percent, annually.

MR. SCHENKEL: Okay. So then, Gajus, another one for you. In your prepared remarks, you talked about the overlap in customers. I mean, on the surface, you seem to be acquiring a company with a relatively more expensive instrument than you’ve been selling for the last few years, and you’re going after a new part of the market with a more expensive instrument, with relatively more expensive costs per assay that, you know, seemingly would be targeted at pretty hard-core immunologists. That doesn’t seem to be the same price point or customer group you’re targeting with C1 or BioMark. So can you just provide a little more detail on the DVS commercial infrastructure and why you don’t think there’s going to be some incremental investment required here?

MR. WORTHINGTON: Sure. So first off, there is actually substantial overlap in our customer base today, and indeed, that’s how we first became acquainted with this technology, was through our existing customers. And a substantial portion of our single-cell install base is in immunology, for sure. I mean, the applications of single-cell genomics in the study of vaccines, in HIV, autoimmune diseases, that’s certainly one of the major areas.

But also, frankly, we see overlap in areas like cancer. So one of the — one of the really attractive things to begin with was we were finding that our customers were using this system, and in some cases, they were actually using it in conjunction with our existing platforms. That is, they might be using the DVS platform to look for — to look over large numbers of cells for markers that could help differentiate subpopulations, and then drilling into those with the BioMark and the C1, to differentiate that at a finer level.

You know, immunology is definitely one big area for that. But as I mentioned earlier, that’s — it’s also part of the cancer community and we believe the fundamental requirement to do single-cell protein analysis will ultimately be pervasive across all of these areas.

And the other thing that I’ll note, Doug, is that it’s very common in our current customer base, across nearly all the applications, for there to be — for our customers to use both flow cytometry or cell sorting in conjunction with the BioMark or the C1 plus sequencing. That’s very common.

So that provides just a natural mode of introduction. Because the DVS platform, while it’s a higher purchase — higher purchase price than, say a BioMark or a C1, it’s actually not that different from a bundle of the two, first off. And then perhaps more importantly, our customers are already conditioned to paying that kind of purchase price for their flow cytometry or for their cell-sorting equipment. So this is not going to be anything new for them.

Now, having said all that, so just to make a kind of overarching statement, one of the main things that really attracted us to this was the overlap of our customer base. And at an institutional level, that overlap is probably about 80 percent. It’s very high. But having said that, there’s no question that we’re going to make investments in the channel. We’re absolutely going to do that.

There’s different technical expertise that’s required. One of the big opportunities here is to bring the service level at — of the CyTOF up to the standard of Fluidigm, which is — enjoys a great reputation throughout the world. That’s going to take investment. There’s also expansion of the channel, geographically, across Europe and Asia. Those things will take investment.

So indeed, that’s one of the reasons why, in his prepared remarks, Vikram mentioned that while DVS was actually profitable in the first nine months of 2013, we do expect that the investments that we’ll make in SG&A will be — will be a headwind against that going forward. So long-winded answer to your question, but I wanted to make sure to make this point about the overlap in customers very, very clear.

MR. SCHENKEL: Okay. So last one. You guys have clearly done a tremendous job of identifying single-cell as an opportunity well-suited for your technology platforms, and then developing instruments and consumables targeting this opportunity, something you know we’ve been pretty vocal fans of for the past several years. And clearly, there’s a lot more growth to be generating — generated targeting that opportunity with your existing platforms.

Yet, all that said, if you look back at where, you know, your stock was valued 12 months ago, which I believe was below five times one-year forward sales, and you know, now you look at where you’re trading, which is a lot higher, I think it’s a fair question to ask, you know, how opportunistic versus strategic is this deal? And why do you think this is the right time to do this, given the opportunity with your existing platforms remain so robust?

MR. WORTHINGTON: Yep. So the timing is entirely coincidental. I first encountered the DVS Sciences platform, the CyTOF, about four years ago, from two of our customers, one at the NIH — actually the National Institute for Allergies and Infectious Disease, and then another at Stanford University. And that is what started the interaction between our companies at a technological level, first, just looking at the — honestly, I was really impressed with what I saw.

It was early. They still had a lot of work to do to develop applications, and the systems that I saw were Beta systems. But frankly, it was clear to me, even back then, that if this thing could really work, that it was going to be a breakthrough.

That really accelerated over the last couple of years with the publication of some seminal publications going back to, I think, late 2011, a group out of Stanford, that had some — did some really nice work off the DVS platform. That caught our attention. And we interacted with those scientists. So, and then that led, naturally, as we realized more and more of our customers were using this, to entertaining a strategic discussion.

The more we learned about DVS which has happened over the course of quite some time, the more we realized that this really fit our filters, which we’ve articulated before. You know, we were — we were absolutely disciplined about making sure that if we acquired something it was directly in line with our strategic intent, that it was complementary from a technological perspective, that it had the kind of top-line revenue growth that could continue to power us forward at the pace that we had already set, and that it had a team that was a really strong cultural fit.

And frankly, that takes some time to assess. And then the last piece, which is, you know, to make sure that we had confidence that that team was going to stick around — was really compelled by the combined enterprise. And that all takes time.

So really, the timing of this is — and what has happened with our stock, which as you know, we have no control over — we can only just focus on execution — are entirely coincidental. And really, this — dare I say — love affair, started some time ago, and has really developed over the course of almost a year.

THE OPERATOR: Thank you. Our next question is from Bryan Brokmeier of Maxim Group. You may begin.

MR. BROKMEIER: Hi. Thanks for taking the question. What is DVS’s end-market breakdown? Customer overlap is currently 80 percent, you said, and so are there any pieces of your customer base where there won’t be as much interest in the CyTOF2, or conversely, where you may be able to quickly cross-sell the CyTOF2 into?

MR. WORTHINGTON: So I can’t give you a breakdown on precise revenues. But what we understand from DVS management is that the cumulative instrument bookings mix at the end of the third quarter of 2013 was approximately 80 percent academia and government and 20 percent bio-pharma. And the basic underlying truth to all this is that single-cell protein expression is critical to understanding the biology associated with single-cell generally.

And we hear this — we started hearing this several years ago from our customers across all fields of biology. And so we know that the cross-selling opportunity into our current customer base is substantial.

And the other thing that I’ll note is that DVS and the CyTOF has actually enjoyed surprisingly early adopt — adoption in the bio-pharma segment. And so that is a clear indication of the understanding of the importance of single-cell analysis within pharmaceutical applications. Their penetration as a percentage, frankly, is higher than ours. And so we know that that’s also a cross-selling opportunity as well.

Fred do you want to comment on this question at all, since you got the whole commercial organization under your purview?

MR. WALDER: Yeah, I think you covered it well. You know, we were compelled both by the very high institutional overlap and also the fact that, you know, on the edges of both businesses, it gave us a chance to cross-sell into areas that were traditionally stronger from the genomic side and from the proteomic side, respectively. So it seems like there are a lot of nice opportunities for us and there’s a lot of overlap going in.

MR. BROKMEIER: Thanks. And I don’t know if it was because of the audio quality, but did you say how many shares are going to be issued to DVS’s shareholders? I’m calculating about 2.1 million shares.

MR. JOG: That’s right.

MR. BROKMEIER: Hello?

MR. JOG: Hello. Can you hear me? Can you hear me?

THE OPERATOR: Ladies and gentlemen, please remain on your line, the conference call will resume momentarily. Once again, please remain on your lines.

MR. WORTHINGTON: I think Vikram said that was about right. Vikram, do you want to talk again?

MR. JOG: Hello? Can you hear me?

THE OPERATOR: Yes, sir.

MR. BROKMEIER: Yes, we can hear you. Thank you.

MR. JOG: Yeah, that’s about right. It’s about two million shares.

MR. BROKMEIER: All right. Great. Thanks a lot.

THE OPERATOR: Thank you. Our next question is from Dan Leonard of Leerink. You may begin.

MR. LEONARD: Thank you. For starters, can you give us a high-level flavor of what you have in mind from a technology-synergy standpoint in joint tech development?

MR. WORTHINGTON: Yeah, sure, Dan. It’s early. But there’s a lot of things to think about. So one is, as you probably know, Fluidigm has been working some time — for some time, and has a grant from the California Institute for Regenerative Medicine to develop technology for doing single-cell culture. And there’s just no question that that capability could be a front end for both genomic and proteomic analysis. In fact, it really has to be. The kind of the measurements that you take off of highly controlled and sophisticated cell culture would need to be done both at the proteomic and genomic level. So I think there’s a big locus of opportunity there.

And then the other thing just has to do with, in the field of single-cell analysis, generally, basically all of the biology that is done at a bulk level needs to be done at a single-cell level, and those workflows need to be reduced to practice. And then the analytical modalities that are required are the same in single-cell as they are in bulk. And so that includes genomics, and now we’re adding proteomics, but it’ll include other things like structural variations in the genome and epigenetics and what have you.

So on — but on the biology side, there’s staining and manipulation and induction; I mentioned culturing already. There’s a whole long list of things that need to be done that are very well suited to our technology by virtue of its ability to manipulate and integrate — manipulate individual cells, or collections of them, then integrate lots of functionality.

So I really think that there’s a really rich vein there that we’ve really only barely begun to explore about the biology that we could do at a single-cell level, combined with these analytical modalities, now protein expression together with genomic analysis.

MR. LEONARD: Okay. That perspective is really helpful. And then for my follow-up, is there any overlap or complementarity or otherwise with this business and your partnership with Olink for multiplex protein analysis?

MR. WORTHINGTON: It’s possible. That’s not something that is — it certainly isn’t immediate, but it’s certainly possible.

MR. LEONARD: Okay, thank you.

THE OPERATOR: Thank you. Our next question is from Peter Lawson of Mizuho. You may begin.

MR. WORTHINGTON: Hi, Peter.

MR. LAWSON: Hi. I just — I missed this in the discussion, but — so the DVS business hasn’t slowed down in Q-4; it’s just your guidance is more based around conservatism and grown off of a larger base, is that right?

MR. WORTHINGTON: Yeah, what I said earlier is that DVS has grown very rapidly off of a very small base, and we definitely expect the business to continue to grow at a very healthy clip. However, it’s going to abate, and that’s because, you know, a smaller revenue base, but also the next thing that’s going to happen, commercially, is we’re going to take it through the next stage of growth, which involves more investment in the commercial channel and more complexity associated with that.

Having said that, that’s something that Fluidigm has navigated very successfully, so we’re highly confident that we can do that, that we can take the company and that product through that transition.

MR. LAWSON: And is there any revenue concentration in the DVS business, and what kind of cross-selling synergies do you see?

MR. WORTHINGTON: So in terms of revenue concentration, I think it’s really no different from Fluidigm, in that there are some large customers, and there are a lot of them; DVS has about 70 systems that were installed as of the end of 2013. The cross-selling opportunity is substantial; it really is. There is — you know, as I mentioned earlier, we became educated on the — not only the capabilities of the CyTOF platform, but how much of a breakthrough it was by our customers who, you know, would walk us over and say look at this thing and let me tell you what it does.

Now, still, that’s a minority of our customer base. Yet the breadth of type of customer in different fields helped us to understand that actually the need was common, really regardless of the application, that you had to have protein expression in combination with genomics, really regardless of the biological question that you’re asking. So the overlap really helped us understand how strategic of an opportunity this was and really get comfortable with how, frankly, delighted the customers were with the capabilities of the platform as it exists today and the potential for what it could do in the future. But nevertheless, that leaves the majority of our customers, and their customers, quite frankly, that represent cross-selling opportunities. That’s one of the things that I think is just going to be a huge opportunity for the combined commercial organization.

MR. LAWSON: And then you — it seems that DVS is profitable now, but it probably won’t be because you’re making an investment. How much of an investment in SG&A and R&D will there be?

MR. JOG: We haven’t disclosed that information, Peter, and we would give more information on this after the close of the transaction when we give 2014 operating expense guidance.

MR. LAWSON: Do you have a feel of how many employees you’re going to have by year-end?

MR. WORTHINGTON: For DVS?

MR. LAWSON: Of the combined entity.

MR. WORTHINGTON: Yeah, so, let’s see here, DVS, at the end of the third quarter, had about 75 employees.

MR. JOG: 84 at year-end.

MR. WORTHINGTON: 84 at year-end. And then Fluidigm was in excess of 300. So you’re looking at something that certainly rounds to 400 people at the end of —

MR. LAWSON: So there can be net adds?

MR. WORTHINGTON: — at the — oh, there will be. Yeah, there will be. And as Vikram mentioned, we haven’t projected that yet. You know, our own OpEx guidance will come at our Q-4 earnings call, which is coming up, and then guidance on the combined entity will probably come subsequent to that after the transaction is actually closed.

MR. LAWSON: But you’re not looking to, like, double their R&D number, or anything like that?

MR. WORTHINGTON: Yeah, we’re looking to make the appropriate level of investment. But you know, honestly, you can’t double anything practically without messing it up, and it’s just difficult to manage that kind of growth and maintain execution simultaneously. It makes more sense to meter growth at a pace that the management and the organization can absorb. And so if you look at our historical investment in our own functions, which have varied over time, we’ve never ascribed to the philosophy that you could simply throw money at an area and expect it to expand in a way where it maintained an ability to focus and execute. So our investments have always been metered, and we think that they should be, by management’s ability to absorb, train, and then direct new resources.

MR. LAWSON: Right. And then just finally, on the financing; do you know the expected rate on that convert?

MR. JOG: No, Peter, that would be subject to market conditions. In the pro forma that we just filed this morning in our Form 8-K, we just used a representative rate of 3%, but that was just for illustrative purposes only.

MR. LAWSON: Gotcha. Okay. Thank you so much.

MR. WORTHINGTON: Yep.

THE OPERATOR: Thank you. Once, again, ladies and gentlemen, if you wish to ask a question at this time, please press the star and the number 1 key.

Our next question comes from Sung Ji Nam of Cantor. You may begin.

MS. NAM: Hi. Thanks for taking the question. It’s kind of related to Doug’s earlier question about, kind of, you know, entering the high-end instrumentation market. And you talked about that, you know, addressing maybe roughly 300 million of the flow cytometry market. And I was wondering if there are opportunities to further expand into that, you know, either by bringing down the — or developing a platform that’s probably lower cost, potentially, or increasing applications on the DVS platform.

MR. WORTHINGTON: Hi Sung Ji. This is Gajus. So there’s opportunity at multiple levels, but there’s opportunity actually just as it exists right now. So that market — that $300 million market, as it exists today, is limited by customers’ ability to look at more proteins per individual cell. There is no question that the DVS platform, the CyTOF2 expands that market and expands it at a pace that is greater than what the overall market is growing at, at 10% per year. And that isn’t a replacement phenomenon. That’s customers saying that — understanding that they need this capability, whether or not they were planning on buying another flow cytometer or another FACS.

So there’s no question that this technology is shaping the growth of that high-end segment and adding growth to it, by virtue of its ability to address an unmet need, and that is to look at substantially more proteins, both on the surface and within the cell, at a single-cell level and very high throughput.

Now that said, there’s definitely opportunity to expand that further, through product segmentation, whether that be through integrating other capabilities that would be otherwise performed at a segment that’s next to it — and I mentioned some of those earlier, like you wouldn’t include things like biology and cell culture in that segment today, but were we to integrate Fluidigm and CyTOF technology, that market becomes addressable.

You could also potentially expand the available market by making platforms that had either more capability and were potentially higher priced — you know, $650,000 is actually not all that close to the really high end of the FACS and flow community; there are systems there that sell for upwards a million dollars per year — or to make systems that are lower cost and then address more of the market. But really, what I want everybody to think about is this really participates in a $1.5 billion flow cytometry market, generally, and the technology has the capability to address certainly more than the segment that it’s in today, both by virtue of expanding that segment beyond what capability exists today and by reaching into more of that general market.

MS. NAM: Okay, great. That’s helpful. And then just finally, you know, I’m obviously not familiar with the single-cell proteomics market as much. I mean, do you think this technology is pretty ahead of the curve, in terms of innovative technologies out there for single-cell proteomics? And I’m just kind of curious as to, you know, are there technologies out there that are either array based or —

MR. WORTHINGTON: Yeah.

MS. NAM: — I don’t know, NMR kind of could be in that mix, et cetera. I was just kind of curious, given that it seems that you see a lot with the overlap — with the customer overlap out there.

MR. WORTHINGTON: Yeah, very much so — very much so, it’s out in front. You know, again, giving some historical perspective, we became sensitized to how important single-cell proteomics was very early on in our — the building of our relationships with the scientific community when we really started to focus on the single-cell analysis. And that led immediately to a quest on our part to find a system and a technology, a chemistry, you know, what have you, that could address this problem of — that the scientific community had of only being able to look at literally a handful. You know, it’s more often than not — way more often than not, when a FACS or flow user is looking at markers, they’re looking at 6 or less, because it is very, very challenging to optimize the antibodies and the spectro crosstalk associated with the fluorophores in order to look at more than that. So we’re really limited. So anyway, we started a quest to understand where could we find a technology and capability that could meet this need of high throughput, highly multiplex proteomic analysis. And DVS was — is really it. And so, frankly, the technology is a very creative; it’s a brilliant combination of a mature technology of mass spectrometry with proprietary reagents that combine antibodies with — that decorate the antibodies with metals and then use the metal signatures, actually, to read out the proteins, as opposed to trying to rely on a beacon, a fluorescent beacon that’s on the antibodies. That shift, in combination with mass spectrometry, gives you the capability, in principle, to look at upwards of 100 things per individual cell. And while we’ve seen other things that could potentially look at this number of markers per individual cell, with some amount of technological innovation, there isn’t anything on the market today that can do that right now. The number of cells that you can process on the DVS platform is orders of magnitude higher than anything else we’ve seen, hundreds of thousands, upward to a million cells per run. So it really exists in a corner of the two axes of number of proteins you can look at, on one axis, and the number of cells that you can analyze per experimental run in a very unique space.

MS. NAM: All right, thank you.

MR. WORTHINGTON: You bet. Thanks.

THE OPERATOR: Thank you. Our next question is from Matthew Pommer of Oppenheimer. You may begin.

MR. WORTHINGTON: Hi, Matt.

MR. POMMER: Good morning. Thank you for taking the questions. The first one is regarding the OpEx spin that you’re talking about, I was wondering if you could give us a sense on if it’s going to be more weighted toward R&D or SG&A. And then also, in terms of timing, is it going to be, you know, mostly just very late in the year, or if you expect it to be, sort of, an investment that you plan to make more immediately.

MR. WORTHINGTON: Yeah, so again, we’re not giving forward-looking guidance at this point on OpEx. We’re happy to be a lot more fulsome about that after the transaction has closed. I guess I’d like to just reiterate what we said earlier that there will be investment in both SG&A and R&D, and the SG&A investment largely on the commercial side.

MR. POMMER: Okay. All right. Thanks.

MR. WORTHINGTON: Sure.

MR. POMMER: And secondly, I was wondering if you’d like to address the appetite for M&A going forward, you know, if there is additional appetite, and if so, what we might expect.

MR. WORTHINGTON: Well, you know, it took us over three years of looking to find some — you know, a gem like this. And as I mentioned before — and I’ve said this on numerous calls that we’ve had, that we had a set of filters that really made it hard for us to find something that was strategically aligned with our — with where we knew that the field of the market needed to go, that had a growth rate that was consistent with the pace that Fluidigm has established, that had a team that we could unify and work together with effectively and that we knew was going to stick around. And so it took a lot of looking to find DVS. We’re thrilled to have found this and to be in a position to consummate this transaction.

We’ll continue to look, but honestly, we’re really going to be focused now on integration, and that’s going to take a lot of focus and effort. We’ve put a ton of thought into that already. We have a management at Fluidigm that’s very experienced in that. It’s been very successful at it. So that that’s really going to be the bulk of management’s attention for the foreseeable future. You know, eventually, of course, we’ll be interested in that kind of thing again, but for the time being, we’ve got a really great organization to bring together now and to continue to execute as it has, and to augment, particularly on the commercial side, so that’ll really be our focus.

MR. POMMER: Okay, thank you.

MR. WORTHINGTON: Yep.

THE OPERATOR: Thank you. I’m showing no further questions at this time. I would like to turn the conference back over to Un Kwon-Casado for closing remarks.

MS. KWON-CASADO: Great. Thank you, everyone, for joining us on our call today. We are very excited about the combination of Fluidigm and DVS Sciences, and look forward to keeping you updated on any new developments. As a reminder, today’s webcast was recorded and can be found on our Web site. Good day, everyone.

THE OPERATOR: Ladies and gentlemen, this concludes today’s conference. Thank you for your participation and have a wonderful day.

(End of conference call)

Acquisition of DVS Sciences January 29, 2014 ANNEX B

Forward looking statements
2
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, among others, statements relating to expected timing of the acquisition of DVS Sciences, the prospects for the combined company, the market opportunity for our and DVS Sciences products, our expectations for the development of the single-cell genomics market and introduction of new products in such market and the future growth of our business. Statements that are not purely historical are forward looking statements.  These statements may contain words such as "believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions. Forward-
looking statements involve substantial risks and uncertainties that may cause actual events or results to differ materially from currently anticipated events or results, such as inherent uncertainties about the development of target markets. Risks relating to our business, the proposed DVS acquisition and the proposed offering of convertible notes are contained in our most recent Form 10-Q and the Registration Statement Form S-3ASR and related prospectus supplement and accompanying prospectus filed with the SEC. You should review these risk factors carefully.
You are cautioned that forward-looking statements are not guarantees of future performance. The forward-looking statements included in this presentation are made only as of the date of this presentation and except as required by law we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.
The issuer has filed a registration statement and related prospectus supplement and accompanying prospectus with the SEC for an offering.  Before you invest, you should read the prospectus supplement and accompanying prospectus relating to that registration statement and other documents the issuer has filed with the SEC and that are incorporated by reference in the prospectus supplement and accompanying prospectus for more complete information about the issuer and the offering.  You may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus, without charge, if you request it by calling Piper Jaffray & Co. at 800-747-3924.

Transaction overview
Purchase Price $207.5 million
Structure $125 million cash (~60% of Price)
$82.5 million FLDM stock (~40% of Price)*
Collar +/- 10% collar to FLDM trading price* at
signing
Financing Fluidigm stock and additional cash expected to
be raised through a proposed convertible
notes offering.
Anticipated Close February 2014
3
*  Number of shares issuable to be determined based on a 5 day VWAP formula.

Combination creates a single-cell technology powerhouse 4

Strategic rationale
Enhances Fluidigm’s leadership position in the
single-cell analysis market.
Significantly increases Fluidigm’s single-cell
analysis revenue and addressable market
opportunity.
Leverages Fluidigm’s global commercial reach.
5

Elemental Reagents
Bound to Cells
Ionized
And Analyzed

DVS Sciences’ mass cytometry technology enables multi-parameter single-cell protein analysis. 6

Eu
europium

MaxPar® line of metal-conjugated probes, panel kits and labeling reagents

State-of-the-art CyTOF 2 Mass Cytometer

High dimensional analysis tools from DVS Cytobank.

DVS Sciences product portfolio Source: DVS Sciences’ CyTOF2 Brochure 7

Addressable high-end research flow cytometry
market segment of $300 million in 2013
8
Global research flow cytometry market of $1.5 billion in 2013, growing at a CAGR of ~10%.
High-
end,
$300M
Source: BCC Research October 2013, Fluidigm internal estimates
Note: High-end segment includes instrument, reagent, and software sales for cell analyzers and sorters > 7 colors.

100
90
80
70
60
50
40
30
20
10
0
intensity
380
403
426
449
472
495
518
541
564
587
610
633
656
679
702
725
748
771
794
wavelength

Limitation of traditional flow cytometry Severe signal overlap complicates high parameter panel development 9

CyTOF technological advantage
Ability to detect and quantify up to 34 parameters
simultaneously in a single cell with headroom for expansion.
10
138    143  148   153    158    163    168   173     178
(stable isotope) mass
La
Pr
Nd
Sm
Eu
Tb
Gd
Ho
Er Tm
Yb
Lu Ba
Dy
14 elements: 30 isotopes
100
0
10
20
30
40
50
60

Higher number of parameters drives new insight 4-8 color 30-50 parameters Today’s Fluorescent Flow Reality Today’s Mass Cytometry Reality 11

Complementary single-cell analysis product
portfolio
# single cells per experiment
100 1,000
10K 100K 1M
10M
Targeted GX
WGS
WES
Targeted
DNASeq
mRNA Seq
Epigenetics
Proteins
BioMark
C
1
+
NGS
CyTOF2
DVS Sciences’
CyTOF technology
expands the throughput
and analytical breadth of
our single-cell analysis
portfolio
12
miRNA

Summary of facilities and offices
DVS Sciences Facilities Fluidigm Facilities
•
Sunnyvale, CA Facility (Corporate HQ)
–
–
Reagent manufacturing (pre-conjugated antibody
and conjugation kits)
–
West coast and Asia demo and training
•
Toronto, Canada Facility
–
–
Instrument manufacturing
–
Instrument and reagent R&D
–
East coast and Europe demo and training
•
South San Francisco, CA Facility (Corporate HQ)
–
–
Assay and reagent manufacturing
–
Instrument, IFC, assay and reagent
product development
•
Singapore Facility
–
–
Instrument and IFC manufacturing
–
Instrument, IFC, assay and reagent prototype
creation
•
Paris, France Office
•
Tokyo, Japan Office
•
Shanghai, China Office
13
~28,000 square feet
~22,200 square feet
~38,000 square feet
~10,900 square feet

– 25 sales and
support in US
and Canada
– 15 sales and
support in
Europe
– 12 distributors
– 4 sales and
support in
Japan
– 5 sales and
support in
China
– 4 sales and
support in
Asia-Pacific
and Latin
America
– 9 distributors
– 14 HQ global
support
14
Fluidigm’s global commercial footprint

DVS Sciences revenue ramp Millions of dollars 133% growth 15 5.1 11.9 18.5 123% growth 8.3 0 10 20 2011 2012 Q1-Q3 2012 Q1-Q3 2013

Product Key application
Installed Base at
year end 2013
BioMark HD
Single-cell gene expression
~530
EP1
SNP genotyping
Access Array
Next-generation sequencing
sample prep
~260
C
1
Single-cell genomics sample
prep
~130
CyTOF
Multi-parameter single-cell
protein analysis
~70
Combined installed base approaching 1,000 units
16

Pro forma combined product margins
Gross margin
(%)
17
71%
58%
68%
Note: Pro forma Combined Q1-Q3 2013 excludes amortization of intangibles and stock-based compensation of
$7.3 million.
0%
FLDM Q1 - Q3 2013 Pr o forma
Combined Q1 - Q3
2013
DVS Q1 - Q3 2013

Financial guidance DVS Sciences total 2014 revenue target of $33 to $35 million Fluidigm 2014 organic revenue growth guidance of 23% to 28% Acquisition expected to close in February 2014 18

Pro forma balance sheet (as of 9/30/13)
Pro forma cash, cash equivalents,
and investments
$138.7 million
Senior convertible notes $169.8 million
Note: Pro forma cash, cash equivalents, and short-term investments based on completion of $175 million senior convertible notes offering and cash, cash equivalents, and short-term investments balance on September 30, 2013. The $169.8 million of debt on the balance sheet after the offering is net of $5.25 million of underwriting discount.
19

Combination creates a single-cell technology powerhouse 20